Exhibit 21

Listing of Subsidiaries of Enact Holdings, Inc

Name	Domicile
Enact Financial Assurance Corporation	North Carolina
Enact Financial Services, Inc.	Delaware
Enact Mortgage Holdings, LLC	North Carolina
Enact Mortgage Insurance Corporation	North Carolina
Enact Mortgage Insurance Corporation of North Carolina	North Carolina
Enact Residential Insurance Corporation	North Carolina
Enact Mortgage Services, LLC	North Carolina
Monument Lane PCC, Inc.	Washington, D.C.
Monument Lane IC 1, Inc.	Washington, D.C.
Monument Lane IC 2, Inc.	Washington, D.C.
Sponsored Captive Re, Inc.	North Carolina
Genworth Financial Mauritius Holdings Limited	Mauritius
Enact Re Ltd.	Bermuda
Enact Global Holdings Corporation	North Carolina